Exhibit 99.1

Collective Mining Drills Best Intersection to Date at Apollo Returning 106.35 Metres at 9.05 g/t AuEq Within 497.35 Metres at 3.01 g/t AuEq

•	Drill hole APC104-D5, which was designed to intercept the same high-grade sub-zone discovered in hole APC104-D1 at a deeper elevation, intersected 106.35 metres at 9.05 g/t gold equivalent within 497.35 metres at 3.01 g/t gold equivalent. On a grade accumulation basis (grams x metres), APC104-D5 yielded 1,499 g/t gold equivalent and is the best hole drilled to date at Apollo.
•	The Apollo sub-zones are broad mineralized high-grade areas with multiple and coalescing mineralized structures within the breccia host rock. The Company recently started to drill test for potential sub-zone targets throughout the Apollo system and to date three holes have successfully tested the first of a series of sub-zone targets and confirmed that when drilled at an orthogonal angle, the true high-grade nature of the mineralization is realized. The Company believes that continued drilling of sub-zone targets within Apollo has the potential to raise the overall grade and size of the system.
•	Assay results for two additional holes, aimed at filling in gaps in the block model, returned broad and high-grade intercepts with APC104-D3 hitting 351.35 metres at 2.00 g/t gold equivalent and APC104-D4 intercepting 176.40 metres at 3.15 g/t gold equivalent.

TORONTO, Feb. 24, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for three drill holes designed to test the potential of newly modeled broad and high-grade sub-zones and fill in block model gaps within the Apollo system ("Apollo"). Apollo is the most advanced discovery made to date within the Company's multi-target Guayabales Project in Caldas, Colombia.

The Company currently has six drill rigs operating as part of its fully funded 60,000-metre drill program for 2025 with four rigs drilling at Apollo, one at the Trap target and another rig at the San Antonio Project. A seventh rig has been mobilized to site with drilling anticipated to ensue in March.

The 2025 objectives for the portion of the drilling program targeting the Apollo system are:

•	Drill test newly modeled high-grade sub-zone targets scattered throughout the top 1,000 vertical metres from surface to improve the grade profile (and size) of the system.
•	Grow the overall dimensions of the system by expanding vertically and laterally the recently discovered high-grade Ramp Zone.
•	Test the northern extension potential of Apollo at shallower elevations.

Approximately 108,000 metres of diamond drilling has been completed to date at the Guayabales Project, including 72,500 metres at Apollo. There are currently nine drill holes awaiting assays with results for the majority of these holes expected prior to the end of Q1 2025.

Ari Sussman, Executive Chairman commented: "The geology of the Guayabales Project is truly remarkable with the Apollo system being the shining light in a very bright sky. We are rapidly building confidence in the high-grade sub-zone model, excited to continue drilling these sub-zone targets for the foreseeable future and confident that this targeted drilling will improve the grade of Apollo. The intercept in drill hole APC104-D5 highlights a spectacular high-grade, broad mineralized sub-zone which is still open in all directions, and we are looking forward to expanding this zone shallower and deeper with upcoming drill holes. This is just the first in a series of potential multiple high-grade sub-zones to be drill tested that have been modelled throughout Apollo."

Details (see Table 1 and Figures 1-5)

•	APC104-D5, which was collared from mother hole APC-104D, was drilled in a southwest direction below previously announced hole APC104-D1 in order to test for vertical continuity of the high-grade sub-zone mineralization at depths between 30 metres and 100 metres deeper in the system. As a reminder, drill hole APC104-D1 intersected 150.55 metres at 6.16 g/t AuEq within 534.40 metres at 2.70 g/t AuEq (see press release dated December 16, 2024). At 147.35 metres down hole in APC104-D5, the hole orthogonally crossed a 106.35 metre zone of intense mineralization including areas with semi-massive to massive sulphide consisting of pyrite, pyrrhotite, sphalerite, galena and chalcopyrite filling the matrix of the breccia host rock and cross cutting veins before entering more typical mineralization commonly seen in the Apollo system. Assay results for hole APC104-D5 are as follows:
•	497.35 metres @ 3.01 g/t gold equivalent from 147.30 metres including:
•	106.35 metres @ 9.05 g/t gold equivalent from 147.30 metres including
•	24.85 metres @ 25.42 g/t gold equivalent from 209.60 metres
•	Towards the end of the drill hole, a new high-grade area was discovered at the footwall contact between the Apollo breccia body and country rock, which assayed 15.00 metres at 5.39 g/t gold equivalent. Follow up drilling to chase this contact zone is being planned as part of the 2025 program.
•	On a grams X metres basis, APC104-D5 is the highest-grade intercept ever drilled at Apollo yielding 1,499 g/t gold equivalent. To date, the Company has drilled seventeen gold equivalent accumulation intercepts at over 1,000-grams x metres at Apollo.
•	Holes APC104-D3 and APC104-D4 were designed to infill portions of the internal block model with both holes intersecting bulk and high-grade mineralization related to multiple zones of CBM veins. Additionally, drilling modestly expanded the Apollo block model to the southwest by 15 metres with assay results as follows:
•	351.35 metres @ 2.00 g/t gold equivalent from 98.05 metres including:
•	83.15 metres @ 4.06 g/t gold equivalent from 103.60 metres
•	17.20 metres @ 3.52 g/t gold equivalent from 250.20 metres
•	19.25 metres @ 3.05 g/t gold equivalent from 359.10 metres
•	16.80 metres @ 3.09 g/t gold equivalent from 399.00 metres
•	176.40 metres @ 3.15 g/t gold equivalent from 161.15 metres including:
•	55.05 metres @ 5.06 g/t gold equivalent from 182.50 metres
•	27.95 metres @ 5.05 g/t gold equivalent from 278.25 metres

Table 1: Assays Results for Drill Holes APC104-D3, APC104-D4 and APC104-D5

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t*
APC104-D3	98.05	449.40	351.35	1.69	19	0.05	0.10	2.00
Incl.	103.60	186.75	83.15	3.45	39	0.10	0.21	4.06
& incl.	250.20	267.40	17.20	3.10	27	0.07	0.20	3.52
& incl.	359.10	378.35	19.25	2.52	40	0.03	0.13	3.05
& incl.	399.00	415.80	16.80	2.99	9	0.03	0.09	3.09
APC104-D4	161.15	337.55	176.40	2.47	42	0.12	0.12	3.15
Incl.	182.50	237.55	55.05	3.65	85	0.26	0.20	5.06
& incl.	278.25	306.20	27.95	4.80	23	0.06	0.06	5.05
APC104-D5	147.30	644.65	497.35	2.68	20	0.05	0.24	3.01
Incl.	147.30	253.65	106.35	8.12	57	0.12	0.81	9.05
Incl.	209.60	234.45	24.85	23.36	120	0.18	2.69	25.42
and	764.45	779.45	15.00	5.50	1	0.03	0.00	5.39
	*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) + (Zn (%) x 0.43 x 0.85) utilizing metal prices of Ag - US$30/oz, Zn - US$1.25/lb, Cu - US$4.2/lb and Au - US$2,000/oz and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 85% for Zn. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. The recovery rate assumption for zinc is speculative as limited metallurgical work has been completed to date. True widths are unknown, and grades are uncut.

Figure 1: Apollo System Section A - A’: High-Grade Over 1,200 Metres from Surface (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View of the Apollo System Highlighting Drill Holes in this Release (CNW Group/Collective Mining Ltd.)

Figure 3: Section B - B’ Outlining the High-Grade Sub-Zone Intersected in Drill Hole APC104-D5 (CNW Group/Collective Mining Ltd.)

Figure 4: Drill Core Tray Photo Highlighting a Portion of APC104-D5 (CNW Group/Collective Mining Ltd.)

Figure 5: Plan View of the Guayabales Project Highlighting the Apollo Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth, expand the Trap system and drill a series of newly generated targets including Tower and X.

Management, insiders and a strategic investor own approximately 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE American and TSX under the trading symbol "CNL" and on the FSE under the trading symbol "GG1".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn,
and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 16:01e 24-FEB-25